Exhibit 6.16

This letter agreement (the “Amendment”) amends and restates that certain letter agreement, dated June 23, 2017, by and between Digital Social Retail, Inc. (“DSR”) and Holosfind S.A. (the “Company”).

Reference is made to that certain Forbearance Agreement, dated October 31, 2016, by and among MG Partners II Ltd (“MGP II”), DSR and the Company, as amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto (the original agreement, as so amended, the “Forbearance Agreement”).

Pursuant to the terms of the Forbearance Agreement, MGP II agreed to temporarily forbear from exercising the rights it is entitled to exercise under the Transaction Documents (as defined therein), due to such defaults described in the Forbearance Agreement, until November 15, 2017, in consideration, among other things, for, upon the initial closing of the Regulation A+ offering, listing or quotation of the shares of common stock, par value $0.001 per share, of DSR (the “Common Stock”) on an Eligible Market (as defined in the Forbearance Agreement) (such event, the “Trigger Event”) (i) the payment of One Million Three Hundred Ten Thousand Dollars ($1,310,000) from the Company and/or DSR, in U.S. Dollars (the “Cash Payment”); (ii) the issuance of securities of DSR (the “DSR Securities”), which consists of (A) shares of Common Stock of DSR in an amount equal to 9.99% of the issued and outstanding shares of Common Stock, on a fully diluted basis, and (B) a warrant to purchase up to 9.99% of the issued and outstanding shares of Common Stock, on a fully diluted basis, provided such warrant may not be exercised to the extent it would cause MGP II to beneficially own in excess of 9.99% of the then outstanding Common Stock following such exercise; and (iii) upon any subsequent closing of the Regulation A+ offering for up to an aggregate of $5,000,000, including the initial closing of such offering, the payment of additional DSR Securities such that MGP II shall MGP II shall beneficially 9.99% of the issued and outstanding shares of Common Stock, on a fully-diluted basis immediately following such subsequent closing ((ii) and (iii) collectively, the “Stock Payment”).

For $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees that the Company will be solely responsible for (i) providing the Cash Payment to MGP II, (ii) transferring to MGP II the Stock Payment and (iii) fulfilling all other obligations as may arise under the Forbearance Agreement or the other Transaction Documents (the “Assumed Obligations”). The Company hereby agrees that, by reason of such agreement by the Company, DSR shall not have any liability or other obligation to MGP II or to the Company pursuant to the Forbearance Agreement or the other Transaction Documents.

This agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

[signature page follows]

In witness whereof, the undersigned have executed this Amendment this 27th day of September, 2017.

Holosfind, S.A.

/s/ Sylvain Bellaïche
By: Sylvain Bellaïche
Title: President

Digital Social Retail, Inc.

/s/ Pierre Martin
By: Pierre Martin
Title: Chief Financial Officer